Filed by Fusion Fuel Green plc pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HL Acquisitions Corp. (Commission File No.: 001-38563)

Commission File No. for related Registration Statement: 333-245052

Fusion Fuel Green plc and HL Acquisitions Corp. Announce Partnership with EREE Desarrollos Empresariales SL

New York, New York and Dublin, Ireland, November 18, 2020 (GLOBE NEWSWIRE) - HL Acquisitions Corp (“HL”, NASDAQ: HCCH, HCCHU, HCCHR, HCCHW) and its business combination partner, Fusion Fuel Green plc (“Fusion Fuel”), jointly announced that Fusion Fuel has entered into a partnership with EREE Desarrollos Empresariales SL (“EREE”) to deploy its innovative micro-electrolyzer technology for producing green hydrogen.

EREE’s partners, Ignacio Esteve, Javier Esteban and Grant Greatrex, have extensive commercial experience in Spain as developers of large-scale solar projects, as well as waste-to-gas technology. The new joint venture, Fusion Fuel Spain, will be focused on developing and installing green hydrogen plants in Spain, using Fusion Fuel’s cost competitive green hydrogen solution.

Fusion Fuel has developed a disruptive micro-electrolyzer solution which, in conjunction with concentrated photovoltaic solar technology, will produce emissions-free green hydrogen at prices competitive with brown hydrogen. Fusion Fuel believes Spain is an ideal market for its technology due to the region’s high average annual solar resource, which will enable it to produce highly competitive green hydrogen.

The production and distribution of green hydrogen fits within the decarbonization targets identified by the European Commission. Conventional hydrogen production emits more than 9 tons of CO2 per ton of hydrogen, so transitioning to new methods of production is critically important to the reduction of carbon emissions. Green hydrogen has broad applications as an energy source for uses as varied as power generation, heavy-duty transport, and in industrial settings, and can be used to help decarbonize many highly energy- and carbon-intensive industries.

Spain recently announced its Green Hydrogen Strategy, in which it outlined targets of 4 GW of installed electrolyzer capacity and 4.6 million tons in carbon emissions reductions to be achieved by 2030. To kickstart the development of its hydrogen economy, Spain has already announced several large strategic green hydrogen projects and is rapidly ramping up investment in its hydrogen infrastructure.

EREE’s Partner, Javier Esteban, said “We see great potential to meet Spain’s green hydrogen objectives and believe Fusion Fuel’s technology is perfectly suited to leverage Spain’s excellent solar resource for delivering green hydrogen at a competitive price in the next few years.”

Fusion Fuel’s Head of Business Development, João Teixeira Wahnon added: “We are very excited to kick-off this exciting partnership. We see the Iberian Peninsula as having enormous potential for cost competitive green hydrogen and we believe this joint venture positions us to capitalize on the multitude of emerging commercial opportunities in Spain. Our aim is to develop a global footprint for Fusion Fuel and we see Spain as a natural first step in that expansion, following our initial foray in Portugal.” Mr. Wahnon continued: “We expect to use the capital being raised through our proposed business combination with HL Acquisitions Corp. and the associated private placement, in part, to execute on these commercial opportunities in Spain.”

Use of Social Media as a Source of Material News

Fusion Fuel intends to post a copy of the press release on its LinkedIn profile and/or its website (www.fusion-fuel.eu) and other social media outlets. Fusion Fuel uses, and will continue to use, its LinkedIn profile, website, press releases, and various social media channels, as additional means of disclosing information to investors, the media, and others interested in Fusion Fuel. It is possible that certain information that Fusion Fuel posts on social media or its website, or disseminates in press releases, could be deemed to be material information, and Fusion Fuel encourages investors, the media and others interested in Fusion Fuel to review the business and financial information that Fusion Fuel posts on its social media channels, website, and disseminates in press releases, as such information could be deemed to be material information.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell any securities, nor is it a solicitation of any vote, consent, or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Forward looking statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Fusion Fuel’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statement, including, among other things, the occurrence of any event, change or other circumstance that could give rise to the termination of that certain Amended and Restated Business Combination Agreement, dated as of August 25, 2020, by and between HL Acquisitions Corp. (“HL”), Fusion Welcome – Fuel, S.A., Fusion Fuel, and the other parties thereto, changes adversely affecting the businesses in which Fusion Fuel is engaged, management of growth, general economic conditions, including changes in the credit, debit, securities, financial or capital markets, the impact of COVID-19 or other adverse public health developments on Fusion Fuel’s business and operations, and the other risks and uncertainties set forth in the definitive proxy statement/prospectus filed by Fusion Fuel on November 10, 2020. You are cautioned not to place undue reliance on these forward-looking statement, which speak only as of the date of this press release.

Additional Information and Where to Find It

HL and Fusion Fuel each filed a definitive proxy statement/prospectus with the SEC on November 10, 2020, and other relevant documents with the SEC. HL has commenced mailing the definitive proxy statement/prospectus to HL shareholders of record as of November 4, 2020. INVESTORS AND SECURITY HOLDERS OF HL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about HL and Fusion Fuel through the website maintained by the SEC at http://www.sec.gov.

About EREE Partners

The three partners have extensive experience developing and operating solar energy and wind companies, with several GWs of capacity across Iberia and other countries. Their latest project includes the development of 300 MW of PV projects in Spain representing around €240m of investment. In addition, the team has experience in financing renewable projects in the PV, CSP, Wind, Biomass, W2E, Storage and associated sectors.

About Fusion Fuel

https://www.fusion-fuel.eu

Fusion Fuel is a Portuguese company that has developed a Green Hydrogen production technology that is expected to be a leader in the industry for generating cost-effective and competitively priced Green Hydrogen. Fusion Fuel’s vision is to become one of the core developers of Green Hydrogen technology in the coming years and to facilitate the transition to Green Hydrogen by providing a cost competitive alternative to Brown Hydrogen. The team has extensive experience in the renewable energy space and is in the process of seeking to complete a proposed business combination with HL Acquisitions Corp. (NASDAQ: HCCH).

Contact:
Frederico Figueira de Chaves
Director
Fusion Fuel Green plc
+351 960 439 641

Jeffrey E. Schwarz
Chief Executive Officer
HL Acquisitions Corp.
(212) 486-8100